Exhibit 99.1

Leading Proxy Advisory Firms, Institutional Shareholder Services and Glass Lewis, Recommend That Shareholders Vote AGAINST Elazar Rabbani at Enzo’s Upcoming Annual Meeting

Evermore – One of Enzo’s Largest Shareholders – Expresses Support for Roumell’s Campaign for Immediate Board Change

Roumell Will Continue to Solicit Support to Elect Matt Loar and Ed Terino to the Board

VOTE ON ROUMELL’S GREEN PROXY CARD BY PHONE OR INTERNET TODAY!!!

CHEVY CHASE, MD. Dec 31, 2020 /PRNewswire/ -- Roumell Asset Management, LLC (“Roumell”), which owns 5.78% of the outstanding shares of common stock of Enzo Biochem, Inc. (NYSE: ENZ) (“Enzo” or “the Company”), today acknowledged that each of Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”), the world’s leading proxy advisory firms, have recognized the need for change to the status quo in Enzo’s boardroom by recommending against the re-election of Enzo Chairman and co-founder, Elazar Rabbani, Ph.D., to the board of directors (the “Board”) at the upcoming annual meeting of shareholders to be held on January 4, 2021 (the “Annual Meeting”).

ISS and Glass Lewis Agree that Shareholders Should Vote Against Dr. Rabbani’s Re-Election

Roumell is pleased that ISS and Glass Lewis agree that shareholders should not vote to re-elect Dr. Rabbani to the Board. Shareholders should carefully review the voting recommendation reports by ISS and Glass Lewis. Among many criticisms of the Company made by the proxy advisors, Roumell particularly agrees with ISS’ contention that one reason shareholders should vote against Dr. Rabbani’s re-election is the “[C]ompany’s lack of responsiveness to last year’s low say-on-pay votes” and lack of “disclosure around shareholder feedback on pay programs … and the specific actions taken to address those concerns.” Roumell also highlights the following important statements by Glass Lewis in its voting recommendation report:1

Glass Lewis:

“[…] the hallmarks of the [B]oard’s regressive methodologies remain, in our view, disconcertingly evident, from a muddled representation of refreshment to plainly questionable management of compensation programs to seemingly inflexible reverie for Elazar Rabbani, a chairman and CEO who still cannot be bothered to participate in calls with the Company's owners and investment community […]” (emphasis added).

“We would again emphasize our general view that [Roumell] has otherwise presented sufficient cause to suggest shareholders would benefit from the replacement of certain incumbent candidates, including Dr. Rabbani, in lieu of maintaining a status quo which continues to lean on, in our view, regressive governance protocols to deflect investor feedback fueled, in no small part, by Enzo’s dismal returns profile” (emphases added).

Evermore Global Advisors, LLC (“Evermore”) Supports Roumell’s Campaign for Immediate Change2

During the past few weeks, Roumell has been privileged to engage with many of Enzo’s shareholders.  Among them was Evermore, one of the Company’s largest shareholders, which has expressed support for Roumell’s campaign. Roumell also notes that the Company’s largest shareholder, Harbert Fund Advisors Inc., has already publicly acknowledged its well-founded frustration with the Company, the Board and management.3 Roumell believes that the positions of two of the Company’s five largest shareholders speak volumes.

1 Permission to quote from the ISS and Glass Lewis reports was neither sought nor obtained.

2 References to Evermore, and its support of Roumell’s campaign are used with permission.

3 Harbert called for the removal of Dr. Rabbani at the 2019 annual meeting of shareholders, and on December 30, 2020, sent a letter to the Board’s newly appointed directors, urging the resignation of Dr. Rabbani as director and CEO. The letter is available at https://www.sec.gov/Archives/edgar/data/316253/000090266420004371/p20-2230exhibit99.htm

Roumell will continue its campaign for the election of its highly-qualified independent candidates, Matthew M. Loar and Edward Terino, to the Board at the Annual Meeting. Each is a seasoned public-company executive with significant public board experience, who will, if elected, help to right the ship for all Enzo shareholders.

Roumell intends to take all actions necessary to compel the Board to honor Matt’s and Ed’s nominations, as well as all proxies Roumell receives from shareholders on the GREEN proxy card. Shareholders should be on high-alert for any last-minute entrenchment efforts by the Board to thwart the ground-swelling support for change and removal of Dr. Rabbani.

Roumell urges shareholders to bring positive change to Enzo

by voting on the GREEN proxy card.

Shareholders may only vote for Roumell’s candidates by phone or internet, and will not be permitted to vote for Roumell’s candidates virtually during the Annual Meeting. All votes must be cast by 11:59 PM ET on Sunday, January 3, 2021. Should you have any questions or need assistance with voting, please contact Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

Contacts

Saratoga Proxy Consulting LLC
John Ferguson / Joe Mills, 212-257-1311
jferguson@saratogaproxy.com / jmills@saratogaproxy.com

Important Additional Information

Roumell Asset Management, LLC, Matthew M. Loar, James C. Roumell and Edward Terino (collectively, the “Participants”), have filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and accompanying GREEN proxy card to be used in connection with the solicitation of proxies from the shareholders of the Company. The Participants strongly advise all shareholders of the Company to read the definitive proxy statement, accompanying GREEN proxy card and other proxy materials filed by Roumell Asset Management, LLC, as they contain important information. Such proxy materials are available at no charge on the SEC's website at http://www.sec.gov. In addition, the participants in this proxy solicitation will provide copies of the proxy statement without charge upon request. Requests for hard copies should be directed to the Participants’ proxy solicitor, Saratoga Proxy Consulting LLC at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com.

As of the date hereof, Roumell Asset Management, LLC beneficially owns 2,769,479 shares of common stock, $0.01 par value per share (the “Common Stock”) of the Company. Mr. Roumell, as the President of Roumell Asset Management, LLC, may be deemed the beneficial owner of the 2,769,479 shares of Common Stock beneficially owned by Roumell Asset Management, LLC. As of the date hereof, neither of Messrs. Loar or Terino own any shares of Common Stock.

The views expressed herein represent the opinions of the Participants and are based on publicly available information with respect to the Company.